Exhibit 99.1
Mindray Appoints Ms. Fannie Lin Fan as General Counsel
SHENZHEN, China, May 23, 2011 /PRNewswire via COMTEX/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced the appointment of Ms. Fannie Lin Fan as General Counsel of the company. Ms. Fan will join Mindray in June 2011, succeeding Mr. Tim Fitzpatrick, who will step down to pursue other business interests. He will act in an advisory capacity to Ms. Fan to ensure an orderly transition.
Prior to joining Mindray, Ms. Fan practiced law in both Hong Kong and the United States. From 2007 to 2011, she worked for Jones Day and Sidley Austin in Hong Kong. From 2005 to 2007, she practiced in Bernstein, Shur, Sawyer & Nelson in the United States. Ms. Fan obtained her Juris Doctor degree from the University of Connecticut School of Law, her Master of Business Administration degree from Arizona State University and her Bachelor of Arts degree from Shanghai Maritime University.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com
For investor and media inquiries please contact:
In the U.S:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
Cathy Gao
Tel: + 86 755 8188 8023
Email: cathy.gao@mindray.com